September 2021

Preliminary Terms No. 2,439

Registration Statement Nos. 333-250103; 333-250103-01

Dated September 7, 2021

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Fixed to Floating Rate Callable Notes due 2036

Leveraged CMS Curve-Linked Notes

Fully and Unconditionally Guaranteed by Morgan Stanley

As further described below, we, Morgan Stanley Finance LLC (“MSFL”), will redeem the notes on any annual redemption date, beginning on the initial redemption date, if and only if the output of a risk neutral valuation model on the calendar day that is 13 calendar months prior to such redemption date, based on the inputs indicated in the call feature terms, indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date.  Any redemption payment will be at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.

Subject to the call feature, interest will accrue and be payable on the notes quarterly, in arrears, (i) from the original issue date to September 29, 2022: at a rate of 4.00% per annum and (ii) from September 29, 2022 to maturity: at a variable rate per annum equal to 4 times the difference, if any, between the 30-Year ICE Swap Rate (“30CMS”) and the 5-Year ICE Swap Rate (“5CMS”), as determined on the CMS reference determination date at the start of the related quarterly interest payment period; subject to the maximum interest rate of 7.00% per annum for each interest payment period during the floating interest rate period and the minimum interest rate of 0.00% per annum.  The notes provide an above-market interest rate in year 1; however, for each interest payment period in years 2 to maturity, the notes will not pay any interest with respect to an interest payment period if the CMS reference index level is equal to or less than 0.00% on the related quarterly CMS reference determination date.

All payments are subject to our credit risk.  If we default on our obligations, you could lose some or all of your investment.  These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	September , 2021
Original issue date:	September 29, 2021 ( business days after the pricing date)
Maturity date:	September 29, 2036
Interest accrual date:	September 29, 2021
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus any accrued and unpaid interest
CMS reference index:

30-Year ICE Swap Rate (“30CMS”) minus 5-Year ICE Swap Rate (“5CMS”), expressed as a percentage.  We refer to each of 30CMS and 5CMS as a “CMS reference rate.”

Please see “Additional Provisions—CMS Reference Index” below.  Please also see “Additional Provisions—Effect of Benchmark Transition Event,” which describes how a Benchmark Replacement will replace a CMS reference rate following the occurrence of a Benchmark Transition Event with respect to such CMS reference rate, and “Risk Factors.”

Interest rate:

From and including the original issue date to but excluding September 29, 2022: 4.00% per annum

From and including September 29, 2022 to but excluding the maturity date or any earlier redemption date (the “floating interest rate period”):

For each interest payment period, a variable rate per annum equal to:

leverage factor times the CMS reference index; subject to the minimum interest rate and the maximum interest rate

The CMS reference index level applicable to an interest payment period will be determined on the related CMS reference determination date.

Interest for each interest payment period during the floating interest rate period is subject to the minimum interest rate of 0.00% per annum and the maximum interest rate of 7.00% per annum for such interest payment period.  Beginning September 29, 2022, it is possible that you could receive little or no interest on the notes.  If, on the related CMS reference determination date, the CMS reference index level is equal to or less than the CMS reference index strike, interest will accrue at a rate of 0.00% for that interest payment period.

Leverage factor:	4
Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:	Each March 29, June 29, September 29 and December 29, beginning December 29, 2021; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Interest reset dates:	Each March 29, June 29, September 29 and December 29, beginning September 29, 2022
CMS reference determination dates:	Two (2) U.S. government securities business days prior to the related interest reset date at the start of the applicable interest payment period. We also refer to each CMS reference determination date as an “interest determination date.”
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Terms continued on the following page
Estimated value on the pricing date:	Approximately $885.10 per note, or within $35.10 of that estimate. See “The Notes” beginning on page 3.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to us(2)
Per note	$1,000	$	$
Total	$	$	$
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $ for each note they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of Proceeds and Hedging” on page 16.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated November 16, 2020	Prospectus dated November 16, 2020

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, MSFL, Morgan Stanley, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Morgan Stanley Finance LLC
Fixed to Floating Rate Callable Notes due 2036 Leveraged CMS Curve-Linked Notes
Terms continued from previous page:
CMS reference index strike:	0.00%
Maximum interest rate:	7.00% per annum for each interest payment period during the floating interest rate period
Minimum interest rate:	0.00% per annum
Day-count convention:	30/360 (Bond Basis)
Call feature:	Beginning on the initial redemption date, an early redemption, in whole but not in part, will occur on a redemption date if and only if the output of a risk neutral valuation model on the calendar day that is 13 calendar months prior to such redemption date, subject to adjustment as described below (the “determination date”), taking as input: (i) prevailing reference market levels, volatilities and correlations, as applicable and in each case as of the determination date and (ii) Morgan Stanley’s credit spreads as of the pricing date(s), indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date. If any scheduled determination date falls on a day that is not a business day, it will be postponed to the following business day. Any redemption payment will be at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date. If we call the notes, we will give you notice at least 5 business days before the call date specified in the notice. No further payments will be made on the redeemed notes once they have been redeemed. See “The Notes.”
Redemption percentage at redemption date:	100% per note redeemed
Redemption dates:	Each September 29, beginning on the initial redemption date
Initial redemption date:	September 29, 2023
Specified currency:	U.S. dollars
No listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP:	61766YFZ9
ISIN:	US61766YFZ97
Book-entry or certificated note:	Book-entry
Business day:	New York
Calculation agent:

Morgan Stanley Capital Services LLC (“MSCS”).

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the trustee and us.

All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest cent, with one-half cent rounded upward.

Because the calculation agent is our affiliate, the economic interests of the calculation agent and its affiliates may be adverse to your interests as an investor in the notes, including with respect to certain determinations and judgments that the calculation agent must make in determining the payment that you will receive on each interest payment date and at maturity or whether a market disruption event has occurred. The calculation agent is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

Trustee:	The Bank of New York Mellon
September 2021	Page 2

Morgan Stanley Finance LLC
Fixed to Floating Rate Callable Notes due 2036 Leveraged CMS Curve-Linked Notes

The Notes

The notes offered are debt securities of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley.  As further described below, interest will accrue and be payable on the notes quarterly, in arrears, (i) from the original issue date to September 29, 2022: at a rate of 4.00% per annum and (ii) from September 29, 2022 to maturity: at a variable rate per annum equal to 4 times the difference, if any, between the 30-Year ICE Swap Rate (“30CMS”) and the 5-Year ICE Swap Rate (“5CMS”), as determined on the CMS reference determination date at the start of the related quarterly interest payment period; subject to the maximum interest rate of 7.00% per annum for each interest payment period during the floating interest rate period and the minimum interest rate of 0.00% per annum.  The notes provide an above-market interest rate in year 1; however, for each interest payment period in years 2 to maturity, the notes will not pay any interest with respect to an interest payment period if the CMS reference index level is equal to or less than 0.00% on the related quarterly CMS reference determination date.

Beginning on the initial redemption date, an early redemption, in whole but not in part, will occur on a redemption date if and only if the output of a risk neutral valuation model on the calendar day that is 13 calendar months prior to such redemption date, based on the inputs indicated in the call feature terms, indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date.  Any redemption payment will be at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.  If we call the notes, we will give you notice at least five business days before the call date specified in the notice.  On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.  If such money is so deposited, on and after the redemption date, interest will cease to accrue on the notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.  We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.  All payments on the notes are subject to our credit risk.

The stated principal amount and issue price of each note is $1,000.  This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than the issue price.  We estimate that the value of each note on the pricing date will be approximately $885.10, or within $35.10 of that estimate.  Our estimate of the value of the notes as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the CMS reference index.  The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the CMS reference index, instruments based on the CMS reference index, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the interest rate, the leverage factor, the maximum interest rate applicable to each interest payment period during the floating interest rate period and the CMS reference index strike, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us.  If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to interest rates and the CMS reference index, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

September 2021	Page 3

Morgan Stanley Finance LLC
Fixed to Floating Rate Callable Notes due 2036 Leveraged CMS Curve-Linked Notes

Additional Provisions

CMS Reference Index

30CMS rate is one of the market-accepted indicators of longer-term interest rates.  5CMS is one of the market-accepted indicators of shorter-term interest rates.  We refer to each of 30CMS and 5CMS as a “CMS reference rate.”

The following provisions apply to the notes notwithstanding the provisions set forth in the accompanying prospectus under “Description of Debt Securities—Base Rates—CMS Rate Debt Securities.”

For the determination of 30CMS or 5CMS on any calendar day, the “CMS reference determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case the 30CMS or 5CMS level, as applicable, shall be the 30CMS or 5CMS level, as applicable on the immediately preceding U.S. government securities business day.

“30CMS” and “5CMS” mean, for any day with respect to which the level of such rate must be determined, the fixed rate of interest payable on an interest rate swap having the relevant index maturity, expressed as a percentage, as published by ICE Benchmark Administration Limited (or any successor) and as reported on Reuters Page ICESWAP1 or any successor page thereto (or any other recognized electronic source, as determined by the calculation agent) at approximately 11:00 a.m. New York City time for such day.

The rate reported on Reuters Page ICESWAP1 (or any successor page thereto) is calculated by ICE Benchmark Administration Limited based on tradeable quotes for the related interest rate swap of the relevant index maturity that is sourced from electronic trading venues.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month USD LIBOR, or another index rate, for that same maturity.

The following procedures will be followed if a CMS reference rate cannot be determined as described above:

▪	If the rate is not displayed by approximately 11:00 a.m. New York City time on the Reuters Page ICESWAP1 (or any other recognized electronic source, as determined by the calculation agent) on any day on which such rate must be determined, such rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market selected by us or our designee (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to the index rate that is then used in the calculation of the CMS reference rate with a designated maturity of three months. We or our designee will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.

▪	If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

▪	If fewer than three quotations are provided as requested, the affected rate will be determined by us or our designee in good faith and in a commercially reasonable manner.

In the recent past, each of 30CMS and 5CMS was not published on a significant number of scheduled publication days.  If 30CMS or 5CMS is not published and reference bank quotations are not provided, it will be determined by the calculation agent, which is an affiliate of the issuer.  Separately, a Benchmark Replacement will replace 30CMS or 5CMS following the occurrence of a Benchmark Transition Event with respect to such CMS reference rate.  See “—Effect of Benchmark Transition Event” and “Risk Factors.”

September 2021	Page 4

Morgan Stanley Finance LLC
Fixed to Floating Rate Callable Notes due 2036 Leveraged CMS Curve-Linked Notes

Effect of Benchmark Transition Event

The following provisions apply to the notes notwithstanding the terms set forth elsewhere in this pricing supplement and the provisions set forth above and in the accompanying prospectus under “Description of Debt Securities—Base Rates—CMS Rate Debt Securities.”  In addition, the following provisions apply separately to each of 30CMS and 5CMS.  However, for the avoidance of doubt, nothing shall prohibit us or our designee from making any determination, decision or election pursuant to this section entitled “Effect of Benchmark Transition Event” with respect to both 30CMS and 5CMS at the same time.

Benchmark Replacement.  If we or our designee determine that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the CMS Rate on any date, the Benchmark Replacement will replace the then-current CMS Rate for all purposes relating to the notes in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes.  In connection with the implementation of a Benchmark Replacement, we or our designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

Benchmark Amendment Adjustment.  If we or our designee determine that a Benchmark Amendment Event and its related Benchmark Amendment Date have occurred prior to the Reference Time in respect of any determination of the CMS Rate on any date, we or our designee will have the right to make a Benchmark Amendment Adjustment in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Amendment Conforming Changes.  In connection with the implementation of a Benchmark Amendment Adjustment, we or our designee will have the right to make Benchmark Amendment Conforming Changes from time to time.

Decisions and Determinations.  Any determination, decision or election that may be made by us or our designee pursuant to this section entitled “Effect of Benchmark Transition Event,” including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding absent manifest error;

•	will be made in our or our designee’s sole discretion; and

•	notwithstanding anything to the contrary in the documentation relating to the notes, shall become effective without consent from the holders of the notes or any other party.

Certain Defined Terms.  As used herein:

“Benchmark” means each of the CMS Rate and the Floating Leg Rate.

“Benchmark Amendment Adjustment” means an adjustment to the rate of interest payable on the notes (which may be a positive or negative value or zero) determined by us or our designee giving due consideration to any industry-accepted adjustment, or method for calculating or determining such adjustment, for the replacement of the then-current Floating Leg Rate with the applicable replacement rate for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Amendment Conforming Changes” means, with respect to any Benchmark Amendment Adjustment, any changes (including changes to the definition of “interest payment period,” timing and frequency of determining rates and making payments of interest, and other administrative matters) that we or our designee determine may be appropriate to reflect the adoption of such Benchmark Amendment Adjustment in a manner substantially consistent with market practice (or, if we or our designee determine that adoption of any portion of such market practice is not administratively feasible or if we or our designee determine that no market practice for use of the Benchmark Amendment Adjustment exists, in such other manner as we or our designee determine is reasonably necessary).

“Benchmark Amendment Date” means the first date on which the revisions to the methodology described in the announcement giving rise to the related Benchmark Amendment Event become effective.  For the avoidance of doubt, if such Benchmark Amendment Date is an interest determination date and such announcement (i) does not specify a time of effectiveness or (ii) does not specify a time of effectiveness occurring on or after the Reference Time on such interest determination date in respect of any determination, the Benchmark Amendment Date will be deemed to have occurred prior to the Reference Time for such determination.

September 2021	Page 5

Morgan Stanley Finance LLC
Fixed to Floating Rate Callable Notes due 2036 Leveraged CMS Curve-Linked Notes

“Benchmark Amendment Event” means an announcement by the administrator of the CMS Rate to replace the Floating Leg Rate with a replacement rate; provided that such announcement will not constitute a Benchmark Amendment Event if we or our designee have determined that a Benchmark Transition Event has occurred.

“Benchmark Replacement” means the first alternative benchmark set forth in the order below that can be determined by us or our designee as of the Benchmark Replacement Date:

(1)       the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current CMS Rate for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(2)       the sum of: (a) the alternate rate of interest that has been selected by us or our designee as the replacement for the then-current CMS Rate for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current CMS Rate for U.S. dollar-denominated floating rate notes at such time, including the ISDA Fallback Rate, and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative adjustment set forth in the order below that can be determined by us or our designee as of the Benchmark Replacement Date:

(1)       the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)       if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; or

(3)       the spread adjustment (which may be a positive or negative value or zero) that has been selected by us or our designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current CMS Rate with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time;

provided that, if we or our designee determine that the use of the alternative adjustments in clauses (1) and (2) above would not be consistent with market practice or would not be commercially reasonable for the applicable Unadjusted Benchmark Replacement, we or our designee may determine the Benchmark Replacement Adjustment under clause (3) above.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any changes (including changes to the definition of “interest payment period,” timing and frequency of determining rates and making payments of interest, and other administrative matters) that we or our designee determine may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we or our designee determine that adoption of any portion of such market practice is not administratively feasible or if we or our designee determine that no market practice for use of the Benchmark Replacement exists, in such other manner as we or our designee determine is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)       in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark;

(2)       in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein; or

(3)       in the case of clause (4) of the definition of “Benchmark Transition Event,” the date of the determination referenced therein.

For the avoidance of doubt, if such Benchmark Replacement Date is an interest determination date and the time of the statement, publication, cessation or determination giving rise to such Benchmark Replacement Date occurs earlier than the Reference Time on such interest determination date in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

September 2021	Page 6

Morgan Stanley Finance LLC
Fixed to Floating Rate Callable Notes due 2036 Leveraged CMS Curve-Linked Notes

(1)       a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)       a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(3)       a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative; or

(4)       a determination by us or the calculation agent (after consulting with us) that (i) the Benchmark as published is no longer an industry-accepted rate of interest for U.S. dollar-denominated floating rate notes at such time, (ii) the Benchmark as published is no longer an industry-accepted rate of interest in the derivatives market for hedging transactions related to U.S. dollar-denominated floating rate notes or (iii) there has been a material adverse change in the ability of market participants to hedge exposures related to the Benchmark.

Notwithstanding the foregoing, any event in clause (1), (2), (3) or (4) above with respect to the Floating Leg Rate shall not constitute a Benchmark Transition Event if, at the time of such public statement, publication or determination with respect to the Floating Leg Rate, the administrator of the CMS Rate has announced revisions to the methodology governing the CMS Rate to replace the Floating Leg Rate with a replacement rate and we or our designee determine that such replacement rate is acceptable to us or our designee, as applicable.

“CMS Rate” means, initially, 30CMS (in the case of 30CMS) or 5CMS (in the case of 5CMS); provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to 30CMS or 5CMS, as applicable, or the then-current Benchmark, then “CMS Rate” means the applicable Benchmark Replacement.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current CMS Rate.

“Floating Leg Rate” means the floating leg rate referenced by the then-current CMS Rate.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the CMS Rate for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation event with respect to the CMS Rate for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the CMS Rate means (1) if the CMS Rate is 30CMS or 5CMS, as applicable, 11:00 a.m., New York City time, on the relevant interest determination date, and (2) if the CMS Rate is not 30CMS or 5CMS, or applicable, the time determined by us or our designee in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

September 2021	Page 7

Morgan Stanley Finance LLC
Fixed to Floating Rate Callable Notes due 2036 Leveraged CMS Curve-Linked Notes

How the Notes Work

How to calculate interest payments during the floating interest rate period:

The table below presents examples of the hypothetical interest that would accrue on the notes for any quarterly interest payment period during the floating interest rate period.

The actual interest payment amounts for each interest payment period during the floating interest rate period will depend on the actual level of the CMS reference index on the related CMS reference determination date.  The applicable interest rate for each interest payment period during the floating interest rate period will be determined on a per-annum basis, but will apply only to that interest payment period.  The table assumes that the interest payment period contains 90 calendar days.  The examples below are for purposes of illustration only and would provide different results if different assumptions were made. The numbers appearing in the table below may have been rounded for ease of analysis.

CMS Reference Index	4 times CMS Reference Index*	Hypothetical Quarterly Interest Payment*
-1.30%	0.00%	$0.00
-1.20%	0.00%	$0.00
-1.10%	0.00%	$0.00
-1.00%	0.00%	$0.00
-0.90%	0.00%	$0.00
-0.80%	0.00%	$0.00
-0.70%	0.00%	$0.00
-0.60%	0.00%	$0.00
-0.50%	0.00%	$0.00
-0.40%	0.00%	$0.00
-0.30%	0.00%	$0.00
-0.20%	0.00%	$0.00
-0.10%	0.00%	$0.00
0.00%	0.00%	$0.00
0.25%	1.00%	$2.50
0.50%	2.00%	$5.00
0.75%	3.00%	$7.50
1.00%	4.00%	$10.00
1.25%	5.00%	$12.50
1.50%	6.00%	$15.00
1.75%	7.00%	$17.50
2.00%	7.00%	$17.50
2.25%	7.00%	$17.50
2.50%	7.00%	$17.50
2.75%	7.00%	$17.50
3.00%	7.00%	$17.50
3.25%	7.00%	$17.50
3.50%	7.00%	$17.50
3.75%	7.00%	$17.50
4.00%	7.00%	$17.50
4.25%	7.00%	$17.50

* Subject to the minimum interest rate of 0.00% and the maximum interest rate of 7.00%.

Beginning September 29, 2022, it is possible that you could receive little or no interest on the notes.  If, on the related CMS reference determination date, the CMS reference index level is equal to or less than the CMS reference index strike, interest will accrue at a rate of 0.00% for that interest payment period.

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Historical Information

The CMS Reference Index

The following graph sets forth the historical difference between the 30-Year ICE Swap Rate and the 5-Year ICE Swap Rate for the period from January 1, 2006 to September 1, 2021 (the “historical period”).  The historical difference between the 30-Year ICE Swap Rate and the 5-Year ICE Swap Rate should not be taken as an indication of the future performance of the CMS reference index.  The graph below does not reflect the return the notes would have yielded during the period presented, in part because it does not take into account the leverage factor or the maximum interest rate.  We cannot give you any assurance that the level of the CMS reference index will be positive on any CMS reference determination date.  We obtained the information in the graph below, without independent verification, from Bloomberg Financial Markets (“USSW30 Curncy” and “USSW5 Curncy”), which closely parallel, but are not necessarily exactly the same as, the Reuters Page price sources used to determine the level of the CMS reference index.

The historical performance shown above is not indicative of future performance.  The CMS reference index level may be negative on one or more specific CMS reference determination dates during the floating interest rate period even if the level of the CMS reference index is generally positive and, moreover, the level of the CMS reference index has in the past been, and may in the future be, negative.

If the level of the CMS reference index is negative on any CMS reference determination date during the floating interest rate period, you will not receive any interest for the related interest payment period.

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Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes.  This section describes the material risks relating to the notes.  For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

Risks Relating to an Investment in the Notes

▪	The notes have early redemption risk. Beginning on the initial redemption date, an early redemption, in whole but not in part, will occur on a redemption date if and only if the output of a risk neutral valuation model on the calendar day that is 13 calendar months prior to such redemption date, based on the inputs indicated in the call feature terms, indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date. In accordance with the risk neutral valuation model determination noted herein, it is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you will receive no further interest payments on the redeemed notes and may have to re-invest the proceeds in a lower interest rate environment.

▪	The amount of interest payable on the notes during the floating interest rate period is uncertain and could be zero. During the floating interest rate period, the amount of interest payable on the notes for any interest payment period will be dependent on whether and the extent to which 30CMS is greater than 5CMS on the related CMS reference determination date. If 5CMS is greater than or equal to 30CMS on any CMS reference determination date, the rate of interest payable for the related interest payment period will be 0.00%. As a result, the effective yield on the notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the issuer of comparable maturity. The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time. In addition, to the extent that the level of the CMS reference index is less than the CMS reference index strike on the applicable CMS reference determination date, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you are able to sell your notes at such time.

▪	The amount of interest payable on the notes for each interest payment period during the floating interest rate period is capped. The interest rate on the notes for each quarterly interest payment period during the floating interest rate period is capped for that quarter at the maximum interest rate of 7.00% per annum and, due to the leverage factor, you will not get the benefit of any increase in the CMS reference index level above a level of 1.75% on any CMS reference determination date. Therefore, the maximum quarterly interest payment you can receive during the floating interest rate period will be $17.50 for each $1,000 stated principal amount of notes. Accordingly, you could receive less than 7.00% per annum interest for any given full year during the floating interest rate period, even when the CMS reference index level is much greater than 1.75% on the CMS reference determination date for one quarterly interest payment period during that year if the CMS reference index level on the CMS reference determination date with respect to any other quarter is less than 1.75%.

▪	The historical performance of 30CMS and 5CMS is not an indication of their future performance. The historical performance of 30CMS and 5CMS should not be taken as an indication of their future performance during the term of the notes. Changes in the levels of 30CMS and 5CMS will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the CMS reference index level will be positive on any CMS reference determination date during the floating interest rate period. Furthermore, the historical performance of the CMS reference index does not reflect the return the notes would have had, in part because it does not take into account the leverage factor or the maximum interest rate.

▪	Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, on redemption dates and at maturity and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness. Any actual or anticipated decline in

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our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

▪	As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

▪	The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the levels of 30CMS and 5CMS, (ii) volatility of the levels of 30CMS and 5CMS, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities like the notes. Depending on the actual or anticipated level of interest and yield rates, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you are able to sell your notes prior to maturity.

▪	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., are willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

▪	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

▪	The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there

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would be no secondary market for the notes.  Moreover, in accordance with the risk neutral valuation model determination noted herein, it is less likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is less than the interest that would be payable on other instruments of the issuer of a comparable maturity trading in the market.  Accordingly, you should be willing to hold your notes to maturity.

▪	Morgan Stanley & Co. LLC, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, has determined the estimated value on the pricing date. MS & Co. has determined the estimated value of the notes on the pricing date.

▪	Our affiliates may publish research that could affect the market value of the notes. They also expect to hedge the issuer’s obligations under the notes. One or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or 30CMS or 5CMS specifically. This research is modified from time to time without notice to you and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, our affiliates expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, (or, if applicable, we or our designee) will make determinations with respect to the notes. The calculation agent will make certain determinations with respect to the notes as further described herein and in the accompanying prospectus. In addition, if a Benchmark Transition Event and its related Benchmark Replacement Date or a Benchmark Amendment Event and its related Benchmark Amendment Date have occurred, we or our designee will make certain determinations with respect to the notes in our or our designee’s sole discretion as further described under “Additional Provisions—Effect of Benchmark Transition Event.” Any of these determinations may adversely affect the payout to investors. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments, such as with respect to the base rate or the occurrence or non-occurrence of a Benchmark Transition Event or a Benchmark Amendment Event and any Benchmark Replacement Conforming Changes or Benchmark Amendment Conforming Changes, as applicable. These potentially subjective determinations may adversely affect the payout to you on the notes. For further information regarding these types of determinations, see “Additional Provisions—CMS Reference Index” and “—Effect of Benchmark Transition Event” above.

Risks Relating to the Reference Rates

▪	The CMS reference index level will be affected by a number of factors. A number of factors can affect the CMS reference index level by causing changes in the relative values of 30CMS and 5CMS, including but not limited to:

▪	changes in, or perceptions, about future levels of 30CMS and 5CMS, including as a result of the planned replacement of LIBOR;

▪	general economic conditions: the economic, financial, political, regulatory and judicial events that affect financial markets generally will affect 30CMS and 5CMS;

▪	prevailing interest rates: each of 30CMS and 5CMS is subject to daily fluctuations depending on prevailing interest rates in the market generally; and

▪	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the amount of interest payable on the notes during the floating interest rate period and on the value of the notes prior to maturity.

▪	30CMS and 5CMS may be volatile. Each of 30CMS and 5CMS is subject to volatility due to a variety of factors affecting interest rates generally, including, but not limited to:

▪	sentiment regarding the U.S. and global economies;

▪	expectations regarding the level of price inflation;

▪	sentiment regarding credit quality in the U.S. and global credit markets;

▪	central bank policy regarding interest rates; and

▪	performance of capital markets.

Volatility of 30CMS and 5CMS may adversely affect your return on the notes.

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▪	In the recent past, each of 30CMS and 5CMS was not published on a significant number of scheduled publication days. If 30CMS or 5CMS is not published and reference bank quotations are not provided, it will be determined by the calculation agent. From August 2019 through May 2020, ICE Benchmark Administration Limited did not publish 30CMS and 5CMS on a significant number of scheduled publication days. It is possible that such non-publication may occur in the future. If, for any day with respect to which the level of such rate must be determined during the term of the notes, 30CMS or 5CMS, as applicable, is not published and reference bank quotations are not provided as further described under “Additional Provisions—CMS Reference Index,” 30CMS or 5CMS, as applicable, will be determined by the calculation agent in good faith and in a commercially reasonable manner. See also “—The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, (or, if applicable, we or our designee) will make determinations with respect to the notes.” Notwithstanding the foregoing, a Benchmark Replacement will replace 30CMS or 5CMS following the occurrence of a Benchmark Transition Event with respect to such CMS reference rate. See “Additional Provisions—Effect of Benchmark Transition Event.”

▪	A Benchmark Transition Event and its related Benchmark Replacement Date or a Benchmark Amendment Event and its related Benchmark Amendment Date are expected to occur on or after June 30, 2023, which could adversely affect the value of the notes, the return on the notes and the price at which you can sell such notes. As further described under “Additional Provisions—CMS Reference Index” above, 30CMS and 5CMS mean, for any day with respect to which the level of such rate must be determined, the fixed rate of interest payable on an interest rate swap with a 30-year maturity or a 5-year maturity, respectively. An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month USD LIBOR, or another index rate, for that same maturity. As a result, each of 30CMS and 5CMS is significantly affected by actual or anticipated changes in the level of 3-month USD LIBOR. Central banks around the world, including the Federal Reserve, have commissioned committees and working groups of market participants and official sector representatives to replace LIBOR and replace or reform other interest rate benchmarks. On March 5, 2021, ICE Benchmark Administration, which administers LIBOR publication, announced that it will cease the publication of most LIBOR rates as of the end of December 2021, except for the publication until June 30, 2023 of the most widely used U.S. dollar LIBOR tenors (including 3-month USD LIBOR), and the U.K. Financial Conduct Authority, which regulates LIBOR publication, announced that it would not compel panel banks to submit to LIBOR beyond those dates. As a result, there is a substantial risk that, with respect to both CMS reference rates, a Benchmark Transition Event and its related Benchmark Replacement Date or that a Benchmark Amendment Event and its related Benchmark Amendment Date will occur on or after June 30, 2023 (and either may occur prior to that date), which could adversely affect the value of the notes, the return on the notes and the price at which you can sell such notes.

▪	In the event of a Benchmark Transition Event or a Benchmark Amendment Event with respect to either CMS reference rate, there is no guarantee that any Benchmark Replacement or amended CMS Rate, as applicable, will be a comparable substitute for the then-current CMS Rate. With respect to each CMS reference rate, if we or our designee determine that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of either of the CMS Rate or the Floating Leg Rate, then the interest rate on the notes will no longer be determined by reference to the then-current CMS Rate, but instead will be determined by reference to a different rate, which will be a different benchmark than the then-current CMS Rate, plus a spread adjustment, which we refer to as a “Benchmark Replacement,” as further described under “Additional Provisions—Effect of Benchmark Transition Event” above. In such a case, in the first instance, the interest rate on the notes will be determined based on the alternate rate of interest selected or recommended by the Relevant Governmental Body as the replacement for the then-current CMS Rate. There can be no assurance that such a rate will be selected or recommended by the Relevant Governmental Body. If such a Benchmark Replacement cannot be determined, then the interest rate on the notes will be determined based on the alternate rate of interest selected by us or our designee giving due consideration to any industry-accepted rate of interest as a replacement for the then-current CMS Rate. No market consensus exists as to what rate or rates may become industry-accepted replacements for any CMS Rate.

If we or our designee determine that a Benchmark Amendment Event and its related Benchmark Amendment Date have occurred, then we or our designee will have the right to make an adjustment to the rate of interest payable on the notes giving due consideration to any industry-accepted adjustment, or method for calculating or determining such adjustment, for the replacement of the Floating Leg Rate, as further described under “Additional Provisions—Effect of Benchmark Transition Event” above.

If a particular Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement Adjustment will apply.  These adjustments may be selected, recommended or formulated by (i) the Relevant Governmental

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Body (such as the Federal Reserve Board), (ii) ISDA or (iii) in certain circumstances, us or our designee.  In addition, the terms of the notes expressly authorize us or our designee to make Benchmark Replacement Conforming Changes and Benchmark Amendment Conforming Changes, as applicable, with respect to, among other things, changes to the definition of “interest payment period,” timing and frequency of determining rates and making payments of interest, and other administrative matters.  The determination of a Benchmark Replacement, the determination of a Benchmark Amendment Adjustment, the calculation of the interest rate on the notes by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), the making of any Benchmark Amendment Adjustment, any implementation of Benchmark Replacement Conforming Changes or Benchmark Amendment Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the notes in connection with a Benchmark Transition Event or a Benchmark Amendment Event could adversely affect the value of the notes, the return on the notes and the price at which you can sell such notes.

Any determination, decision or election that may be made by us or our designee described above will be made in our or our designee’s sole discretion.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of the then-current CMS Rate, the Benchmark Replacement will not be the economic equivalent of the then-current CMS Rate, there can be no assurance that the Benchmark Replacement will perform in the same way as the then-current CMS Rate would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for the then-current CMS Rate (each of which means that a Benchmark Transition Event could adversely affect the value of the notes, the return on the notes and the price at which you can sell such notes), (ii) the composition and characteristics of the amended CMS Rate will not be the same as those of the then-current CMS Rate, the amended CMS Rate will not be the economic equivalent of the then-current CMS Rate, there can be no assurance that the amended CMS Rate will perform in the same way as the then-current CMS Rate would have at any time and there is no guarantee that the amended CMS Rate will be a comparable substitute for the then-current CMS Rate (each of which means that a Benchmark Amendment Event could adversely affect the value of the notes, the return on the notes and the price at which you can sell such notes), (iii) any failure of the Benchmark Replacement, the amended CMS Rate or the replacement Floating Leg Rate to gain market acceptance could adversely affect the notes, (iv) the Benchmark Replacement or the replacement Floating Leg Rate may have a very limited history and the future performance of the Benchmark Replacement or the replacement Floating Leg Rate and, consequently, the amended CMS Rate cannot be predicted based on historical performance, (v) the secondary trading market for notes linked to the Benchmark Replacement or the amended CMS Rate may be limited and (vi) the administrator of the Benchmark Replacement, the amended CMS Rate or the replacement Floating Leg Rate may make changes that could change the value of the Benchmark Replacement or the amended CMS Rate, as applicable, or discontinue the Benchmark Replacement, the amended CMS Rate or the replacement Floating Leg Rate, as applicable, and has no obligation to consider your interests in doing so.

▪	We or our designee will determine whether a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to each CMS reference rate in our or our designee’s sole discretion. As a result, the notes may bear interest by reference to a Benchmark Replacement even if the then-current CMS Rate continues to be published and, conversely, may continue to bear interest by reference to the then-current CMS Rate even if a new base rate has become accepted by market participants for notes with payments based on U.S. dollar swap rates. We or our designee will determine whether a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to each CMS reference rate in our or our designee’s sole discretion. It is possible that we or our designee will determine that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current CMS Rate at a time when ICE Benchmark Administration Limited continues to publish the then-current CMS Rate. You will not have the ability to prevent or otherwise influence any such determination by us or our designee. As a result, the notes may cease to bear interest by reference to the then-current CMS Rate and instead bear interest by reference to a Benchmark Replacement, even if the then-current CMS Rate continues to be published. For example, even if ICE Benchmark Administration Limited continues to publish the then-current CMS Rate, we or our designee nonetheless may determine that a Benchmark Transition Event has occurred because the then-current CMS Rate is no longer an industry-accepted rate of interest for U.S. dollar-denominated floating rate notes at such time or because there has been a material adverse change in the ability of market participants to hedge exposures related to the then-current CMS Rate. This may occur in a situation where liquidity in derivatives that reference the then-current CMS Rate is being adversely impacted due to the planned replacement of LIBOR. Such Benchmark Replacement may be lower than the then-current CMS Rate for so long as the then-current CMS Rate continues to be published, which could adversely affect the value of the notes, the return on the notes and the price at which you can sell such notes.

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In addition, we or our designee may determine that a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to either CMS reference rate, even if a new base rate has become accepted in the market as an interest rate for floating rate notes with interest rates based on U.S. dollar swap rates.  You will not have the ability to cause or otherwise influence such determination by us or our designee.  It is possible that ICE Benchmark Administration Limited will choose to develop a new ICE Swap Rate for U.S. dollar swaps, which could be based on SOFR or another floating interest rate.  In addition, market participants could adopt another U.S. dollar swap-based interest rate for use as a base rate for floating rate notes.  Even if market participants adopt such a new U.S. dollar swap-based interest rate (whether published by ICE Benchmark Administration Limited or otherwise), the notes will continue to bear interest by reference to the then-current CMS Rate until we or our designee determine that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred.  The then-current CMS Rate may be lower than such a new U.S. dollar swap-based interest rate for so long as the then-current CMS Rate continues to be published, which could adversely affect the value of the notes, the return on the notes and the price at which you can sell such notes.

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Use of Proceeds and Hedging

The proceeds from the sale of the notes will be used by us for general corporate purposes.  We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the Agent’s commissions.  The costs of the notes borne by you and described on page 3 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of ours.  Selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $       for each note they sell.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.  When MS & Co. prices this offering of notes, it will determine the economic terms of the notes such that for each note the estimated value on the pricing date will be no lower than the minimum level described in “The Notes” on page 3.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

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Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal tax purposes. Whether the notes should be treated as “variable rate debt instruments” or “contingent payment debt instruments,” however, will depend, among other things, upon the facts at the time of issuance of the notes. If the value of the floating rate is within 0.25% of the fixed rate on the issue date, and other conditions are satisfied, then the notes should be treated as “variable rate debt instruments.” Otherwise, the notes will be treated as “contingent payment debt instruments.” Based on the market conditions as of the date hereof, the notes should be treated as “contingent payment debt instruments,” in which case they will be taxed in the manner described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders— Notes—  Contingent Payment Notes.”

Under this treatment, U.S. taxable investors generally would be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  The comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield if the notes were priced on the date hereof. The comparable yield and the projected payment schedule (or information about how to obtain them) will be provided in the final pricing supplement.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally would be treated as ordinary income.

If the notes are treated as “variable rate debt instruments” for U.S. federal tax purposes, please read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders— Notes—  Floating Rate Notes.”

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Considerations,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

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